Exhibit 99.3

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        Announcement Details
        Company Bright Station PLC
            TIDM BSN
            Headline Additional Listing
            Released 16:06 17 Apr 2001
            RNS Number 1741C

        Full Announcement Text
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RNS Number:1741C
Bright Station PLC
17 April 2001


                               Bright Station PLC

Application has been made to the UK Listing Authority for the listing of, and to the London Stock Exchange for the Admission of 712,959 Ordinary Shares of 1p each fully paid ranking pari passu with the existing ordinary shares, to the Official List.

These shares will be issued pursuant to the agreement to acquire the issued share capital of Write Works Ltd.

Copies of this brochure are available for inspection from


                       Hoare Govett Limited


up to and including 14 days from date thereof.


Issued by Hoare Govett Limited                             17th April 2001


END